Exhibit 12   Statement Regarding Computation of Ratios
BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,				Nine Months Ended September 30,
	2005		2004		2005		2004
(Dollars in thousands)

Income before income taxes	$239,122		$190,367		$694,467		$563,242

Fixed charges (1):
Interest expense	227,991		111,127		590,034		304,860
Rental expense	4,347		4,269		13,343		12,437

	232,338		115,396		603,377		317,297
Less interest on deposits	120,365		51,189		304,621		138,214

Net fixed charges	111,973		64,207		298,756		179,083

Earnings, excluding interest on deposits	$351,095		$254,574		$993,223		$742,325

Earnings, including interest on deposits	$471,460		$305,763		$1,297,844		$880,539

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.14	x	3.96	x	3.32	x	4.15	x
Including interest on deposits	2.03	x	2.65	x	2.15	x	2.78	x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.